

November 3, 2009

Mr. Douglas Tallant
President
Friendly Energy Exploration
502 North Division Street
Carson City, NV 89703

> **Re: Friendly Energy Exploration**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed July 15, 2009**
> **Response Letter Dated September 29, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed October 1, 2009**
> **File No. 000-31423**

Dear Mr. Tallant:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Financials

Report of Independent Registered Public Accounting Firm, page 6

1.   We have read your response to prior comment number five; however, it remains unclear to us how your audit opinion complies with Items 3-01 and 3-02 of Regulation S-X. In this regard, you do not appear to have included an audit opinion that opines on the financial statements presented in your document.

Please amend your filing to present an audit opinion covering the specific financial statements in your document. Similar concerns continue to apply to the annual reports you filed for the fiscal years ended December 31, 2000, 2001, 2002, and 2003.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief